NAME OF REGISTRANT:
Franklin Managed Trust
File No. 811-4894

EXHIBIT ITEM No. 77I(b):


The Franklin Investment Grade Income Fund series of registrant began offering a second class of shares on January 1, 1997: Franklin Investment Grade Income Fund - Class I and Franklin Investment Grade Income Fund - Advisor Class.
Class I and Advisor Class shares differ as to sales charges, expenses and services. Shares of each class of a series represent proportionate interests in the assets of the series and have the same voting and other rights and preferences as the other classes and series of the Regist for matters that affect the Registrant as a whole.


wpdoc2\nsar\1997\0159-77i.doc                                   5/8/97